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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Architects, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

11 Petaluma Blvd. North Suite 205

(No. and Street

Petaluma (City) **CA** (State) **94952** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DUCKWORTH (707) 763-7861

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2700 Ygnatio Valley Rd, Ste 270 (Address) **Walnut Creek** (City) **CA** (State) **94598** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anthony Duckworth**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Investment Architects, Inc.** as of **December 31, 2019**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SEE ATTACHED NOTARY FORM

Anthony Duckworth
Signature

Executive Vice President
Title

Subscribed and sworn to before me
this 12 day of FEB. 2020

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Sonoma

Subscribed and sworn to (or affirmed) before me on this 12 day of February, 20 20, by
Date *Month* *Year*

(1) Anthony James Duckworth

(and (2) ______),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN A. RUSSELL
Notary Public - California
Sonoma County
Commission # 2171851
My Comm. Expires Nov 13, 2020

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 12 Feb. 2020 Number of Pages: 2

Signer(s) Other Than Named Above: ______

INVESTMENT ARCHITECTS INC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2019

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Architects, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Architects, Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2015
Walnut Creek, California
February 24, 2020

INVESTMENT ARCHITECTS, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash in bank	$ 206,198
Deposits with clearing broker	25,199
Total cash	231,397
Commissions receivable	215,898
Deferred income tax	6,732
Total assets	$ 454,027

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 201,489
Accrued profit sharing	5,784
Accrued expenses	13,815
Total liabilities	221,088

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock, no par value, 1,000 shares authorized 540 issued and outstanding	7,500
Retained earnings	225,439
Total shareholders' equity	232,939
Total liabilities and shareholders' equity	$ 454,027

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Income
For the Year Ended December 31, 2019

Revenue	
Fees and commissions earned	$ 2,006,687
Other Income	731
Change in unrealized gain on investment securities	313
Total revenues	2,007,731
Expenses	
Commissions	1,617,888
Compensation, payroll taxes and benefits	191,120
Communications	9,804
Depreciation	1,320
Financial technology services	9,000
Regulatory	20,394
Insurance	27,342
Office	10,138
Bad debt	10,200
Professional fees	35,748
Rent	6,277
Utilities	557
Total expenses	1,939,788
Net income before taxes	67,943
Tax expense	20,151
Net income	47,792

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 177,647	$ 185,147
Net income	-	47,792	47,792
Balance, end of year	$ 7,500	$ 225,439	$ 232,939

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	47,792
Changes in operating assets and liabilities:		
Depreciation Expense		1,320
Increase in deposit with clearing firm		(122)
Decrease in deferred tax asset		19,656
Decrease in commissions receivable		18,349
Decrease in accounts receivable		575
Increase in accrued expenses		14,423
Decrease in commissions and accounts payable		(2,044)
Net cash provided by operating activities		99,949
Cash flows from investing activities:		
Sale of investments		4,735
Net increase in cash		104,684
Cash at beginning of year		101,514
Cash at end of year	$	206,198

The accompanying notes are an integral part of these financial statements.

1. Description of Operation

Description of Business

Investment Architects, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). The Company is an independently owned, full service broker dealer, whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and accordingly operates under the exemptive provisions of Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and 15c3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. See Note 2 for more information regarding Revenue Recognition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank account and one cash account held by its clearing broker.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 yrs) of related assets.

Machines and equipment	$ 8,072
Less: Accumulated depreciation	(8,072)
Net property and equipment	$ -

Depreciation for the year ended December 31, 2019 was $1,320.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation processes, based on the technical merits of the position.

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due and deferred tax related to unrealized gains on investments. The deferred tax liability represents the future tax return consequences of those differences.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's equity. Based on its analysis, the Company's management has determined that it is has a $ 6,732 tax asset as of December 31, 2019. See Note 9 for additional information.

Currently, the tax years ended December 31, 2016 – 2019 are open and subject to examination by the Internal Revenue Service and the State of California. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Revenue Recognition

A new accounting pronouncement, ASC 606, was adopted in 2018. The pronouncements had no impact on operations during the year. The Company is a FINRA registered broker-dealer in securities. Customers place orders to purchase or sell securities with the Company who, in turn, places the orders with its clearing broker-dealer. The clearing broker-dealer executes the transaction and the Company earns and recognizes its revenue on execution. The clearing broker-dealer pays the Company at month end for the commissions and fees earned.

Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk

The Company has a brokerage agreement with Wedbush Morgan Securities under which Wedbush Morgan Securities acts as a clearing broker for the Company. The Company introduces all of its customers' securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

The clearing broker carries separate cash and securities accounts for the Company. These accounts serve as collateral for any amounts due to the clearing broker, as well as collateral for securities sold short or securities purchased on margin.

4. Occupancy

The Company has leased its facilities on a month-to-month basis payable at a rate of $1,820 per month. Beginning in September 2018, Resource Investment Architects, an affiliated company, paid the rent directly to the property management company. Management of the Company decided that Resource Investment Architects would continue to pay rents paid during the year. In September, 2019, the Company began paying rents. The rent expense for the year ended December 31, 2019 was $6,277.

5. Risk Concentrations

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits with brokers are not covered by FDIC insurance.

6. Defined Contribution Retirement Plan

In 2014 the Company adopted a defined contribution retirement plan ("the 401(k) Plan") together with its affiliate Resource Investment Architects, Inc. Eligible employees can elect to have a portion of their salary withheld and contributed to the 401(k) Plan. The Company may make a contribution to the 401(k) Plan each year at the discretion of the Board of Directors. The Company's discretionary contribution to the 401(k) Plan for 2019 was $12,007. The Company also accrued a Safe Harbor Non-elective accrual of $5,784 for the 401(k) Plan for 2019.

7. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.98 to 1 at December 31, 2019. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2019, the Company had net capital as defined of $226,207 which exceeded the minimum requirement of $14,739 as computed using 6.66% of the aggregate indebtedness of $221,088. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

8. Contingency

On October 31, 2017, the Company and others were named as parties in an arbitration. Claimants allege that they sustained damages in excess of $1,250,000. The Company has retained counsel and notified its liability insurance company. The Company has a $50,000 deductible in its liability policy. Management believes that this arbitration is unfounded and without merit and will not result in a judgment for the claimant. The $50,000 deductible has been paid. The Company has no further financial liability.

9. Income Taxes – New Operating Loss Carry Forward

The Company currently has a Net Operating Loss carry forward in the amount of $25,065 for Federal and $16,605 for California.

10. New Accounting Pronouncements

During the year ended December 31, 2019, the Financial Accounting Standard Board implemented the new accounting standard ASC 842, *Lease Accounting.* This standard did not affect the Company in the current year because the Company had not entered into any leases.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS INC
Notes to Financial Statements
December 31, 2019

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2019

Computation of Net Capital

Shareholders' Equity	$ 232,939
Non-Allowable Assets	
Deferred tax benefit	$ 6,732
Total Non-Allowable Assets	$ 6,732
Net Allowable Capital	$ 226,207
Net Capital	$ 226,207

Computation of Net Capital Requirement

Minimum Net Capital Required as 6 2/3% of Aggregate Indebtedness	$ 14,739
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	$ 14,739
Excess Net Capital	$ 211,468

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 221,088
Percentage of Aggregate Indebtedness to Net Capital	97.74%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2019	$ 236,052
Accrued expenses	(9,845)
Net Capital per Audit Reconciled Difference	$ 226,207

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Investment Architects, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Investment Architects, Inc. and the SIPC, solely to assist you and SIPC in evaluating Investment Architects Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Investment Architects, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting an underpayment of $13;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Investment Architects Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Investment Architects, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2799**********************MIXED AADC 220
35724 FINRA DEC
INVESTMENT ARCHITECTS INC
11 PETALUMA BLVD N STE 205
PETALUMA, CA 94952-3085

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 371.48
B. Less payment made with SIPC-6 filed (exclude interest) (165.05)
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment)
E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 206.43
G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 206.43
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Architects, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 7th day of February, 2020. President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,842,922
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,595,268
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 247,654
2e. General Assessment @ .0015	$ 371.48
	(to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Architects, Inc.

We have reviewed management's statements, included in the accompanying Exemption Statement Rule 15c3-3 (k)(2)(ii) and (k)(2)(i)for FYE December 31, 2019, in which (1) Investment Architects, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Investment Architects, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and (2)(i) (exemption provisions) and (2) Investment Architects, Inc. stated that Investment Architects, Inc. met the identified exemption provisions throughout the fiscal year without exception. Investment Architects, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Architects Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2020

Investment Architects Inc.
11 Petaluma Blvd. North Suite 205
Petaluma, CA 94952
(707) 763-7861

February 13, 2020

Cropper Accountancy Corporation
2977 Ygnatio Valley Road #460
Walnut Creek, California 94598

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2019

Please be advised that Investment Architects Inc. has complied with Exemption Rules 15c3-3 (k) (2) (ii) and 15c3-3 (k) (2) (i), for the period January 1, 2019 through December 31, 2019. Investment Architects Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered partnerships). Investment Architects Inc.'s past business has been of similar nature and has complied with these exemptions since its inception, October 10, 1984.

David Haddock, the president of Investment Architects Inc. has made available to Cropper Accountancy Corporation all records and information including all communications from regulatory agencies received through the date of this review December 31, 2019.

David Haddock has been responsible for compliance with the exemption provisions throughout the fiscal year. Also, there were not any known events or other factors that might have affected Investment Architects Inc.'s compliance with these exemptions.

If you would like additional information or have any questions, feel free to call me directly at (707) 763-7861.

Very truly yours,
Investment Architects Inc.

Anthony Duckworth
Executive Vice President